Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration File No. 333-162051

Supplementing the Preliminary

Prospectus Supplement dated

March 22, 2012 and the

Prospectus dated September 22, 2009

CIMAREX ENERGY CO.

5.875% Senior Notes due 2022

Pricing Term Sheet

March 22, 2012

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement dated March 22, 2012 (the “Preliminary Prospectus Supplement”).  The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and updates and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.  Terms used herein and not defined herein have the meanings assigned in the Preliminary Prospectus Supplement.

Issuer:	Cimarex Energy Co. (the “Issuer”)
Security Description:	Senior Notes
Distribution:	SEC Registered
Face:	$750,000,000
Gross Proceeds:	$750,000,000
Net Proceeds to Issuer (before expenses):	$738,750,000
Coupon:	5.875%
Maturity:	May 1, 2022
Offering Price:	100.000%
Yield to Maturity:	5.875%
Spread to Treasury:	+361bps
Benchmark:	UST 2% due 2/15/22
Interest Payment Dates:	May 1 and November 1
Beginning:	November 1, 2012
Equity Clawback:	Up to 35% at 105.875% until May 1, 2015
Optional redemption:	Makewhole call @ T+50bps prior to May 1, 2017, then:

	On or after:	Price:
	May 1, 2017	102.938%
	May 1, 2018	101.958%
	May 1, 2019	100.979%
	May 1, 2020 and thereafter	100.000%

Change of control:	Put @ 101% of principal plus accrued interest
Trade Date:	March 22, 2012

Settlement Date:	(T+10)	April 5, 2012

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date hereof or the next six succeeding business days will be required, by virtue of the fact that the Notes initially will settle T+10 (on April 5, 2012) to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade Notes on the date hereof or the next six succeeding business days should consult their own advisors.

CUSIP:		171798AB7
ISIN:		US171798AB77
Denominations:		2,000x1,000
Bookrunners:		J.P. Morgan
Deutsche Bank Securities
Wells Fargo Securities
Senior Co-Managers:		Mitsubishi UFJ Securities
US Bancorp
Co-Managers:		BB&T Capital Markets
Capital One Southcoast CIBC Comerica Securities KeyBanc Capital Markets BOSC, Inc. Howard Weil Incorporated ING Lloyds Securities

Changes from Preliminary Prospectus Supplement:

Offering size

The Issuer has increased the offering of the Notes from $650.0 million aggregate principal amount to $750.0 million aggregate principal amount.  Corresponding changes will be made wherever applicable to the Preliminary Prospectus Supplement, including as discussed below.

Use of proceeds

The Issuer estimates that the net proceeds from this offering will be approximately $737 million after deducting underwriting discounts and commissions and estimated offering expenses.

Capitalization

Set forth below is a revised capitalization table and footnotes on an as adjusted basis to give effect to the issuance of $750.0 million of principal amount of Notes and the application of the net proceeds therefrom as described under “Use of proceeds” in the Preliminary Prospectus Supplement.

This table should be read in conjunction with the Issuer’s audited consolidated financial statements and related notes and the other financial information contained or incorporated by reference the Preliminary Prospectus Supplement and the accompany prospectus thereto.

(dollars in thousands)	As of December 31, 2011 As Adjusted (1)
Cash and cash equivalents(2)	$320,873
Long-term Debt:
Senior revolving credit facility(2)	$—
7.125% Senior Notes due 2017	—
5.875% Senior Notes due 2022 offered hereby	750,000
Total long-term debt	750,000
Total stockholders’ equity(3)	3,122,480
Total capitalization	$3,872,480

(1)

Assumes all of the 2017 Senior Notes are tendered and purchased in the Tender Offer on the date of issuance of the 5.875% Senior Notes due 2022 offered hereby at an aggregate purchase price of approximately $365 million, including estimated fees and expenses related to the Tender Offer and Consent Solicitation.

(2)

As of March 20, 2012, we had $225 million outstanding under our senior revolving credit facility. As of that date, on a pro forma basis after giving effect to this offering and the application of the net proceeds from the offering as described in ‘‘Use of proceeds,’’ we would have had cash and cash equivalents of $151 million.

(3)

The change in stockholders’ equity results from an estimated pre-tax loss of $12.8 million (after tax loss of $8.1 million) to be realized from the purchase of the 2017 Senior Notes in the Tender Offer.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus.  You can obtain the prospectus from J.P. Morgan Securities LLC at 383 Madison Avenue, New York, NY 10179, attention: High Yield Syndicate, or via phone at 1-800-245-8812; or Deutsche Bank Securities Inc. at 100 Plaza One, Floor 2, Jersey City, NJ 07311, attention: Prospectus Department; or Wells Fargo Securities, LLC at 550 South Tryon Street, 7th Floor, MAC D1086-070, Charlotte, NC, 28202, by calling (800) 326-5897.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.